Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 21, 2019, with respect to the consolidated balance sheets of Dover Downs Gaming & Entertainment, Inc. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of (loss) earnings and comprehensive (loss) income and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 21, 2019 contains an explanatory paragraph that states that the Company’s credit facility expires on September 30, 2019 and no agreement had been reached to refinance the debt, which raised substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matter are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report dated March 21, 2019 refers to the adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts With Customers, as of January 1, 2018, using the full retrospective method, and Accounting Standards Update No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (Topic 715), as of January 1, 2018, which requires retrospective adoption.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 13, 2019